NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium Announces Appointment of New Directors to the Board

February 25, 2016

Calgary, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today the appointments of Maura J. Clark, Miranda C. Hubbs, and William (Bill) S. Simon to the Board of Directors. The appointments are effective February 24, 2016 and expand the Board to 12 directors, 11 of whom are independent.

Ms. Clark was the former President of Direct Energy Business, the commercial and industry energy business unit of Direct Energy L.P., a North American energy and energy-related services provider from 2007 to 2014. Ms. Clark holds a Chartered Professional Accountant designation and currently serves on the Boards of Directors of Elizabeth Arden, Inc., a global prestige beauty products company (NASDAQ) and Fortis Inc., a North American electric and gas utility company (TSX).

Ms. Hubbs was the former Executive Vice President and Managing Director of McLean Budden Limited, one of Canada’s largest institutional asset managers from 2002 to 2011. Ms. Hubbs is a Chartered Financial Analyst (CFA), and currently serves on the Board of Directors of Spectra Energy Corp., a pipeline and midstream company (NYSE).

Mr. Simon was the former President and CEO of Walmart, U.S., a subsidiary of Wal-Mart Stores, Inc., a global retailer from 2010 to 2014. Mr. Simon currently serves on the Board of Directors of Darden Restaurants, Inc., a multi-brand restaurant operating company (NYSE).

“These individuals are an excellent complement to our existing Board skill set, bringing demonstrated and relevant industry experience and strategic acumen to the table. We believe their combined experience will further support our strategy to deliver value to our stakeholders through good governance, operational excellence, and continued growth,” commented Agrium’s Board Chair, Victor Zaleschuk.

About Agrium

Agrium Inc. is a major producer and distributor of agricultural products and services in North America, South America, Australia and Egypt through its agricultural retail-distribution and wholesale nutrient businesses. Agrium supplies growers with key products and services such as crop nutrients, crop protection, seed, and agronomic and application services, thereby helping to meet the ever growing global demand for food and fiber. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of over nine million tonnes and with competitive advantages across all product lines. Agrium retail-distribution has an unmatched network of over 1,400 facilities and approximately 3,800 crop consultants. We partner with over half a million grower customers globally to help them increase their yields and returns on more than 50 different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com